SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(RULE 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

(Amendment No. 8)1

PARTY CITY CORPORATION
(Name of Issuer)
COMMON STOCK, PAR VALUE $.01 PER SHARE
(Title of Class of Securities)
702145103
(CUSIP Number)
TENNENBAUM CAPITAL PARTNERS, LLC
2951 28TH STREET, SUITE 1000
SANTA MONICA, CALIFORNIA 90405
(310) 566-1000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
SEPTEMBER 26, 2005
(Date of Event Which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

(Continued on the following pages)

1 The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 702145103

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
TENNENBAUM CAPITAL PARTNERS, LLC IRS NO.: 95-4759860

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(A) ☐
(B) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS*

AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		5,652,420 SHARES(1)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

5,652,420 SHARES(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,652,420 SHARES(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

27.5%(2)

14	TYPE OF REPORTING PERSON*

IA, OO

(1)  INCLUDES AN AGGREGATE OF 2,496,000 SHARES WHICH ARE ISSUABLE UPON EXERCISE OF THE WARRANT (DESCRIBED IN ITEMS 3 AND 4 BELOW, INCLUDED IN PREVIOUS AMENDMENTS TO THE SCHEDULE 13D).

(2)  BASED ON (A) 18,051,357 SHARES OF PARTY CITY COMMON STOCK OUTSTANDING AS OF AUGUST 30, 2005, AS REPORTED BY PARTY CITY CORPORATION IN ITS ANNUAL REPORT ON FORM 10-K FOR THE FISCAL YEAR ENDED JULY 2, 2005, FILED ON SEPTEMBER 15, 2005, AND (B) 2,496,000 SHARES OF PARTY CITY COMMON STOCK ISSUABLE UPON EXERCISE OF THE WARRANT (DESCRIBED IN ITEMS 3 AND 4 BELOW), AND COMPUTED IN ACCORDANCE WITH RULE 13d-3(d)(1).

*SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13D

CUSIP No. 702145103

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
SVIM/MSM, LLC IRS No.: 95-4760193

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS*

AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,496,000 SHARES(1)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

2,496,000 SHARES(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,496,000 SHARES(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

12.1%(2)

14	TYPE OF REPORTING PERSON*

OO

(1)  INCLUDES AN AGGREGATE OF 2,496,000 SHARES WHICH ARE ISSUABLE UPON EXERCISE OF THE WARRANT (DESCRIBED IN ITEMS 3 AND 4 BELOW, INCLUDED IN PREVIOUS AMENDMENTS TO THIS SCHEDULE 13D).

(2)  BASED ON (A) 18,051,357 SHARES OF PARTY CITY COMMON STOCK OUTSTANDING AS OF AUGUST 30, 2005, AS REPORTED BY PARTY CITY CORPORATION IN ITS ANNUAL REPORT ON FORM 10-K FOR THE FISCAL YEAR ENDED JULY 2, 2005, FILED ON SEPTEMBER 15, 2005, AND (B) 2,496,000 SHARES OF PARTY CITY COMMON STOCK ISSUABLE UPON EXERCISE OF THE WARRANT (DESCRIBED IN ITEMS 3 AND 4 BELOW), AND COMPUTED IN ACCORDANCE WITH RULE 13d-3(d)(1).

*SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13D

CUSIP No. 702145103

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
SVIM/MSM II, LLC IRS No.: 52-2263031

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS*

AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		318,000 SHARES

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

318,000 SHARES

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

318,000 SHARES

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.8%(1)

14	TYPE OF REPORTING PERSON*

OO

(1)  BASED ON 18,051,357 SHARES OF PARTY CITY COMMON STOCK OUTSTANDING AS OF AUGUST 30, 2005, AS REPORTED BY PARTY CITY CORPORATION IN ITS ANNUAL REPORT ON FORM 10-K FOR THE FISCAL YEAR ENDED JULY 2, 2005, FILED ON SEPTEMBER 15, 2005.

*SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13D

CUSIP No. 702145103

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
SVAR/MM, LLC IRS No.: 45-0479189

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS*

AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,813,420 SHARES

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

2,813,420 SHARES

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,813,420 SHARES

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

15.6%(1)

14	TYPE OF REPORTING PERSON*

OO

(1)  BASED ON 18,051,357 SHARES OF PARTY CITY COMMON STOCK OUTSTANDING AS OF AUGUST 30, 2005, AS REPORTED BY PARTY CITY CORPORATION IN ITS ANNUAL REPORT ON FORM 10-K FOR THE FISCAL YEAR ENDED JULY 2, 2005, FILED ON SEPTEMBER 15, 2005.

*SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13D

CUSIP No. 702145103

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
TENNENBAUM & CO., LLC IRS NO.: 95-4587347

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(A) ☐
(B) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS*

AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		5,766,481 SHARES(1)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

5,766,481 SHARES(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,766,481 SHARES(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

28.1%(2)

14	TYPE OF REPORTING PERSON*

OO

(1)  INCLUDES AN AGGREGATE OF 2,496,000 SHARES WHICH ARE ISSUABLE UPON EXERCISE OF THE WARRANT (DESCRIBED IN ITEMS 3 AND 4 BELOW, INCLUDED IN PREVIOUS AMENDMENTS TO THIS SCHEDULE 13D).

(2)  BASED ON (A) 18,051,357 SHARES OF PARTY CITY COMMON STOCK OUTSTANDING AS OF AUGUST 30, 2005, AS REPORTED BY PARTY CITY CORPORATION IN ITS ANNUAL REPORT ON FORM 10-K FOR THE FISCAL YEAR ENDED JULY 2, 2005, FILED ON SEPTEMBER 15, 2005, AND (B) 2,496,000 SHARES OF PARTY CITY COMMON STOCK ISSUABLE UPON EXERCISE OF THE WARRANT (DESCRIBED IN ITEMS 3 AND 4 BELOW), AND COMPUTED IN ACCORDANCE WITH RULE 13d-3(d)(1).

*SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13D

CUSIP No. 702145103

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
MICHAEL E. TENNENBAUM

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(A) ☐
(B) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS*

AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

UNITED STATES

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		5,824,481 SHARES(1)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

5,824,481 SHARES(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,824,481 SHARES(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

28.3%(2)

14	TYPE OF REPORTING PERSON*

IN

(1)  INCLUDES AN AGGREGATE OF (A) 2,496,000 SHARES WHICH ARE ISSUABLE UPON EXERCISE OF THE WARRANT (DESCRIBED IN ITEMS 3 AND 4 BELOW, INCLUDED IN PREVIOUS AMENDMENTS TO THIS SCHEDULE 13D) AND (B) 58,000 SHARES WHICH ARE ISSUABLE UPON EXERCISE OF OUTSTANDING STOCK OPTIONS.

(2)  BASED ON (A) 18,051,357 SHARES OF PARTY CITY COMMON STOCK OUTSTANDING AS OF AUGUST 30, 2005, AS REPORTED BY PARTY CITY CORPORATION IN ITS ANNUAL REPORT ON FORM 10-K FOR THE FISCAL YEAR ENDED JULY 2, 2005, FILED ON SEPTEMBER 15, 2005, (B) 2,496,000 SHARES OF PARTY CITY COMMON STOCK ISSUABLE UPON EXERCISE OF THE WARRANT (DESCRIBED IN ITEMS 3 AND 4 BELOW) AND (C) 58,000 SHARES OF PARTY CITY COMMON STOCK ISSUABLE UPON EXERCISE OF OUTSTANDING STOCK OPTIONS, AND COMPUTED IN ACCORDANCE WITH RULE 13d-3(d)(1).

*SEE INSTRUCTIONS BEFORE FILLING OUT!

     This Amendment No. 8 to Schedule 13D relating to Party City Corporation, a Delaware corporation (“Party City”), is being filed on behalf of the undersigned to amend the Schedule 13D filed with the Commission on August 26, 1999, as amended by Amendment No. 1 thereto filed with the Commission on September 13, 1999, Amendment No. 2 thereto filed with the Commission on January 21, 2000, Amendment No. 3 thereto filed with the Commission on October 23, 2000, Amendment No. 4 thereto filed with the Commission on March 12, 2001, Amendment No. 5 thereto filed with the Commission on October 12, 2001, Amendment No. 6 thereto filed with the Commission on June 14, 2002 and Amendment No. 7 thereto filed with the Commission on February 22, 2005 (together, the “Schedule 13D”). Terms defined in the Schedule 13D and not otherwise defined herein have the same meaning herein as in the Schedule 13D.
Item 5. Interest in Securities of the Issuer.
     The information in Item 5 is hereby amended and restated as follows:
     (a)-(b) The shares of Party City Common Stock identified in Item 1 constitute 28.3% of the outstanding Common Stock of Party City, based on (a) 18,051,357 shares of Party City Common Stock outstanding as of August 30, 2005, as reported by Party City in its Annual Report on Form 10-K for the fiscal year ended July 2, 2005, filed on September 15, 2005, (b) 2,496,000 shares of Party City Common Stock issuable upon exercise of the New Warrant (described in Items 3 and 4 above, included in previous amendments to this Schedule 13D) and (c) 58,000 shares of Party City Common Stock issuable upon exercise of outstanding stock options, and computed in accordance with Rule 13d-3(d)(1). TCP may be deemed to beneficially own 5,652,420 shares of Party City Common Stock (27.5% of the outstanding Common Stock of Party City), which includes 2,496,000 shares which it has shared voting and dispositive power with SVIM/MSM, TCO and Mr. Tennenbaum, 318,000 shares which it has shared voting and dispositive power with SVIM/MSMII, TCO and Mr. Tennenbaum, 2,813,420 shares which it has shared voting and dispositive power with SVAR/MM, TCO and Mr. Tennenbaum, and 25,000 shares which it has shared voting and dispositive power with TCO and Mr. Tennenbaum; SVIM/MSM may be deemed to beneficially own 2,496,000 shares of Party City Common Stock (12.1% of the outstanding Common Stock of Party City), which it has shared voting and dispositive power with TCP, TCO and Mr. Tennenbaum; SVIM/MSMII may be deemed to beneficially own 318,000 shares of Party City Common Stock (1.8% of the outstanding Common Stock of Party City), which it has shared voting and dispositive power with TCP, TCO and Mr. Tennenbaum; SVAR/MM may be deemed to beneficially own 2,813,420 shares of Party City Common Stock (15.6% of the outstanding Common Stock of Party City), which it has shared voting and dispositive power with TCP, TCO and Mr. Tennenbaum; TCO may be deemed to beneficially own 5,766,481 shares of Party City Common Stock (28.1% of the outstanding Common Stock of Party City), which includes 2,496,000 shares which it has shared voting and dispositive power with TCP, SVIM/MSM and Mr. Tennenbaum, 318,000 shares which it has shared voting and dispositive power with TCP, SVIM/MSMII and Mr. Tennenbaum, 2,813,420 shares which it has shared voting and dispositive power with TCP, SVAR/MM and Mr. Tennenbaum, and 139,061 shares which it has shared voting and dispositive power with TCP and Mr. Tennenbaum; and Mr. Tennenbaum may be deemed to beneficially own 5,824,481 shares of Party City Common Stock (28.3% of the outstanding Common Stock of Party City), which includes 2,496,000 shares which he has shared voting and dispositive power with TCP, SVIM/MSM and TCO, 318,000 shares which he has shared voting and dispositive power with TCP, SVIM/MSMII and TCO, 2,813,420 shares which he has shared voting and dispositive power with TCP, SVAR/MM and TCO, 139,061 shares which he has shared voting and dispositive power with TCP and TCO, and 58,000 shares subject to outstanding options held personally by Mr. Tennenbaum which are currently exercisable.
     (c) Except as described in this statement, the Reporting Persons have not effected any transactions in Party City Common Stock within 60 days prior to the date of this statement.

     (d) SVBF, which is an affiliate of the Reporting Persons, has the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, 2,496,000 shares of Party City Common Stock, which is more than 5% of the Common Stock of Party City. A bond fund, which is an affiliate of the Reporting Persons, has the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, 318,000 shares of Party City Common Stock, which is less than 5% of the Common Stock of Party City. A separate family account that is managed by TCP has the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, 25,000 shares of Party City Common Stock, which is less than 5% of the Common Stock of Party City. SVARF, which is an affiliate of the Reporting Persons, has the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, 2,813,420 shares of Party City Common Stock, which is more than 5% of the Common Stock of Party City.
     (e) Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
     The information in Item 6 is hereby amended and supplemented as follows:
     In connection with an Agreement and Plan of Merger (the “Merger Agreement”), dated September 26, 2005, entered into by and among Amscan Holdings, Inc. (“Parent”), BWP Acquisition, Inc. (“Merger Sub”) and Party City Corporation (the “Company”) pursuant to which Merger Sub will merge with and into the Company, with the Company continuing after the merger as the surviving corporation and a wholly owned subsidiary of Parent (the “Merger”), on September 26, 2005, Mr. Tennenbaum, TCP, TCO, SVBF, SVBFII and SVARF (collectively, the “Subject Stockholders”) and Parent entered into a Voting Agreement (the “Voting Agreement”), which provides that the Subject Stockholders will, among other things, vote all of their respective shares of Company common stock in favor of the adoption of the Merger Agreement at a special meeting of the stockholders of the Company held to adopt the Merger Agreement and approve the Merger. Additionally, pursuant to the Voting Agreement, the Subject Stockholders have granted to Parent a proxy to vote all of their respective shares of the Company common stock in favor of the adoption of the Merger Agreement at the special meeting of stockholders and have agreed to certain restrictions in their ability to transfer any shares of the Company common stock between the date of the Voting Agreement and the effective time of the Merger.
Item 7. Material to be Filed as Exhibits.
     The information in Item 7 is hereby amended and supplemented as follows:

Exhibit 10	Voting Agreement, dated September 26, 2005, by and among Michael E. Tennenbaum, Tennenbaum Capital Partners, LLC, Tennenbaum & Co., LLC, Special Value Bond Fund, LLC, Special Value Absolute Return Fund, LLC and Special Value Bond Fund II, LLC and Amscan Holdings, Inc., incorporated herein by reference to Exhibit 99.1 to Current Report on Form 8-K of Amscan Holdings, Inc. filed with the Securities and Exchange Commission on September 27, 2005.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: September 28, 2005	TENNENBAUM CAPITAL PARTNERS, LLC, a Delaware limited liability company

	By:	Tennenbaum & Co., LLC
	Its:	Managing Member

SVIM/MSM, LLC, a Delaware limited liability company

	By:	Tennenbaum & Co., LLC
	Its:	Managing Member

SVIM/MSMII, LLC, a Delaware limited liability company

	By:	Tennenbaum & Co., LLC
	Its:	Managing Member

SVAR/MM, LLC, a Delaware limited liability company

	By:	Tennenbaum & Co., LLC
	Its:	Managing Member

TENNENBAUM & CO., LLC, a Delaware limited liability company

Each of the above by:

/s/ Michael E. Tennenbaum*

	Name:	Michael E. Tennenbaum
	Its:	Managing Member
	Date:	September 28, 2005

MICHAEL E. TENNENBAUM

/s/ Michael E. Tennenbaum*

Michael E. Tennenbaum
Date: September 28, 2005

*By:	/s/ David A. Hollander

David A. Hollander
Attorney-in-fact

EXHIBIT INDEX

Exhibit 1	Joint Filing Agreement, incorporated herein by reference to Exhibit 1 to Amendment No. 7 to Party City Corporation Schedule 13D filed with the Securities and Exchange Commission on February 22, 2005.

Exhibit 2	Form of Amended and Restated Warrant, dated January 14, 2000, of Party City Corporation, incorporated herein by reference to Exhibit 4.1 to Current Report on Form 8-K of Party City Corporation filed with the Securities and Exchange Commission on January 19, 2000 (File No. 0-27826).

Exhibit 3	Form of Securities Purchase Agreement, dated August 16, 1999, by and between Party City Corporation and Tennenbaum & Co., LLC, incorporated herein by reference to Exhibit 4.6 to Current Report on Form 8-K of Party City Corporation filed with the Securities and Exchange Commission on August 25, 1999 (File No. 0-27826).

Exhibit 4	First Amendment to Securities Purchase Agreement, dated as of January 14, 2000, by and among Party City Corporation, Special Value Bond Fund, LLC, Enhanced Retail Funding, LLC, Goldman, Sachs & Co., Goldman Sachs Credit Partners L.P., TCO/Party City, LLC, Clyde Street Investment, LLC and Richmond Associates, L.P., incorporated herein by reference to Exhibit 4.3 to Current Report on Form 8-K of Party City Corporation filed with the Securities and Exchange Commission on January 19, 2000 (File No. 0-27826).

Exhibit 5	Investor Rights Agreement, dated August 16, 1999, by and between Party City Corporation, Tennenbaum & Co., LLC, TCO/Party City, LLC, Enhanced Retail Funding, LLC, Goldman, Sachs & Co., Goldman Sachs Credit Partners L.P., Richmond Associates, L.P. and Jack Futterman, incorporated herein by reference to Exhibit 10.1 to Current Report on Form 8-K of Party City Corporation filed with the Securities and Exchange Commission on August 25, 1999 (File No. 0-27826).

Exhibit 6	First Amendment to Investor Rights Agreement, dated as of October 11, 2000, by and among Party City Corporation, Special Value Bond Fund, LLC, Special Value Bond Fund II, LLC, Special Value Investment Management, LLC, Enhanced Retail Funding, LLC, Goldman, Sachs & Co., Goldman Sachs Credit Partners L.P., Richmond Associates, L.P., Clyde Street Investment, LLC and Jack Futterman, incorporated herein by reference to Exhibit 10.9 to Quarterly Report on Form 10-Q of Party City Corporation filed with the Securities and Exchange Commission on May 15, 2001 (File No. 0-27826).

Exhibit 7	Second Amendment to Investor Rights Agreement, dated as of November 20, 2000, by and among Party City Corporation, Special Value Bond Fund, LLC, Special Value Bond Fund II, LLC, Special Value Management, LLC, Enhanced Retail Funding, LLC, Goldman, Sachs & Co., Goldman Sachs Credit Partners L.P., Richmond Associates, L.P., Clyde Street Investment, LLC and Jack Futterman, incorporated herein by reference to Exhibit 10.10 to Quarterly Report on Form 10-Q of Party City Corporation filed with the Securities and Exchange Commission on May 15, 2001 (File No. 0-27826).

Exhibit 8	Second Amendment to Securities Purchase Agreement, dated as of April 1, 2001, by and among Party City Corporation, Special Value Bond Fund, LLC, Special Value Bond Fund II, LLC, Enhanced Retail Funding, LLC, Goldman, Sachs & Co., Goldman Sachs Credit Partners L.P., Clyde Street Investment, LLC and Richmond Associates, L.P., incorporated herein by reference to Exhibit 4.10 to Quarterly Report on Form 10-Q of Party City Corporation filed with the Securities and Exchange Commission on May 15, 2001 (File No. 0-27826).

Exhibit 9	Warrant to Purchase Common Stock, dated September 28, 2001, of Party City Corporation, incorporated herein by reference to Exhibit 9 to Amendment No. 5 to Party City Corporation Schedule 13D filed with the Securities and Exchange Commission on October 12, 2001.

Exhibit 10	Voting Agreement, dated September 26, 2005, by and among Michael E. Tennenbaum, Tennenbaum Capital Partners, LLC, Tennenbaum & Co., LLC, Special Value Bond Fund, LLC, Special Value Absolute Return Fund, LLC and Special Value Bond Fund II, LLC and Amscan Holdings, Inc., incorporated herein by reference to Exhibit 99.1 to Current Report on Form 8-K of Amscan Holdings, Inc. filed with the Securities and Exchange Commission on September 27, 2005.